

New Generation Consumer Group, Inc.
300 Delaware Ave. Suite 210
Wilmington, DE 19801
+1 302-587-8719

New Generation Consumer Group, Inc.

OFFERING STATEMENT

992 Units of SECURITY at $125 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	80	$10,000	$9,200
Maximum Amount	992	$124,000	$114,080

THE COMPANY

1. Name of issuer: New Generation Consumer Group, Inc.

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	LUCIA DE FATIMA OLIVEIRA
Dates of Board Service:	November 09 - 2022 - Now
Principal Occupation:	Chief Executive Officer (CEO)
Employer:	New Generation Consumer Group, Inc.
Dates of Service:	November 09, 2022 - Now
Business Experience: during past three years with an indication of job responsibilities:	
Employer:	Formacion Programada
Employer's principal business:	Professional Training
Title:	CFO
Dates of Service:	September 2017 - October 2022



New Generation Consumer Group, Inc.

OFFERING STATEMENT

992 Units of SECURITY at $125 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	80	$10,000	$9,200
Maximum Amount	992	$124,000	$114,080

Responsibilities:	Analyzing financial data, forecasting, performance, and devising strategies for growth

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Ignasi Garces	Jorge P.Rodriguez	Josep Garcia-Sallés
Title:	Chief Technology Officer (CTO)	Digital Marketing Responsible	Chief Operating Officer (COO)
Dates of Service:	July 22 -2023	September, 10 - 2023	November, 15 - 2023
Responsibilities:	Overseeing the technological infrastructure of the company, ensuring the implementation of new systems and technologies, and leading the company's R&D efforts	Lead the company's digital marketing strategies, including SEO, content marketing, social media, and online advertising campaigns.	In charge of the day-to-day administrative and operational functions .

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering on a fully diluted basis.
USA Financial Holdings Inc.*	1,000,000 Class A-2 Preferred**	**43.08%**

.

* USA Financial Holdings owned 100% by director LUCIA DE FATIMA OLIVEIRA

** Preferred converts 1000:1 into the Issers Common Shares representing 1,000,000,000 shares.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

The company's original activity among other things was for investing in and merging with companies in the BIOTECH, MEDICAL, and PHARMACEUTICAL and Hospitality sectors. The Company will not rule out investments and mergers, but at this time is not actively doing so. If this changes the Company will make proper disclosure by filling Form C/A under Regulation Crowdfunding.



New Generation Consumer Group, Inc.
300 Delaware Ave. Suite 210
Wilmington, DE 19801
+1 302-587-8719

Tutiaz

New Generation Consumer Group, Inc.

OFFERING STATEMENT

992 Units of SECURITY at $125 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**80**	**$10,000**	**$9,200**
Maximum Amount	**992**	**$124,000**	**$114,080**

Due to the successful expertise of two members of our Board, the Company will engage in complementary activities such as creating the largest Online Business School. The Company has launched a new business model: WaaS/SaaS providing automated LMS solutions under the brand Tutiaz.

Tutiaz is a web service that enables users to create their own Learning Management System websites, known as (LMS). The platform is designed to be user-friendly yet powerful, offering a suite of tools for course creation, lesson planning, and quiz development. All of it customizable and using Artificial Intelligence (AI) into its core.

The target of the clients goes from individual instructors to educational institutions such as online schools, business schools and why not: universities.

The system supports integration with blogging platforms and allows for domain mapping, improving the user experience.

Tutiaz is committed to make digital education accessible and efficient, which is reflected in the pricing strategy, offering a free trial followed by several plans.
The mission is to empower educators and businesses by providing an intuitive, fully-automated platform to launch and manage online course websites with ease and efficiency.
The vision is to be the leading provider of automated LMS solutions, recognized for innovation, user-friendliness, and exceptional customer service.

The Unique Selling Proposition (USP) includes:

- Fully automated, WordPress-based LMS course website builder.
- Elegant, professional, and conversion-optimized design.
- Additional services like SEO consultation and custom redesign.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.



New Generation Consumer Group, Inc.
300 Delaware Ave. Suite 210
Wilmington, DE 19801
+1 302-587-8719

Tutiaz

New Generation Consumer Group, Inc.

OFFERING STATEMENT

992 Units of SECURITY at $125 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	80	$10,000	$9,200
Maximum Amount	992	$124,000	$114,080

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Disclose all risks here - there is no such thing as "too many risks" - this is from a LEGAL perspective, not a marketing perspective, you want to make sure you are covered

8. Discuss the material factors that make an investment in the issuer speculative or risky:

We may be required to register under the Securities Exchange Act. The Company will be required to conform to the rules and regulations promulgated under the various federal and state securities laws applicable to the conduct of its business. Management does not believe that the Company's activities, as presently contemplated, will require registration or qualification of the Company with any federal or state agency.

Although the Company does not intend to be required to register its securities under the Securities Exchange Act of 1934, as amended, it is possible that the Securities and Exchange Commission (the "SEC") may require the Company to so register. For example, under Section 12(g)(1) of the Securities Exchange Act (as amended by the JOBS Act of 2012), private companies with over 2,000 shareholders and over $10,000,000 in assets, may be required to register with the SEC within 120 days after their fiscal year end. Such registration would increase the operational expenses of the Company and would restrict its activities, thereby possibly having an adverse effect on its business.

The Sarbanes-Oxley Act of 2002 could, should the Company take such action, make the Company's entrance into the public market difficult and expensive. In the wake of well-publicized corporate scandals associated with Enron and WorldCom involving management self-dealing and accounting fraud, in July 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act—the most far reaching legislation affecting the federal securities laws since they were created in the 1930's—impacts everything from the role of auditors to public reporting of stock trades by management, from committee independence to reporting of off-balance sheet transactions, and from officer loans to employee whistle-blowing.

Public and registered companies are facing dramatic changes in disclosure and corporate governance requirements under the Sarbanes-Oxley Act, and under new and proposed rules from the SEC, NASDAQ and the NYSE. While these new rules and regulations do not generally cover private companies, their influence on private companies is being felt in the following ways:

- A private company will become subject to the Sarbanes-Oxley Act upon filing a registration statement with the SEC in anticipation of an IPO.
- The Sarbanes-Oxley Act may result in increased scrutiny of a private company being considered for acquisition by a public company.
- In order to conduct an IPO, a private company would need to evaluate its organization against the requirements of the Sarbanes-Oxley Act and develop a compliance program.
- Full compliance with the Sarbanes-Oxley Act – which can be time-consuming and expensive – can significantly slow the efforts of private companies such as the Company that may seek to enter the public markets.

Industry-Related Risks

Market Competition. Tutiaz operates in the highly competitive online education and e-learning industry. The market is dominated by established players with significant resources and brand recognition. Tutiaz's success depends on its ability to differentiate its services and capture market share from these competitors.



New Generation Consumer Group, Inc.

OFFERING STATEMENT

992 Units of SECURITY at $125 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	80	$10,000	$9,200
Maximum Amount	992	$124,000	$114,080

Technological Changes. The e-learning industry is subject to rapid technological advancements. Tutiaz must continuously invest in and adapt to new technologies to remain competitive. Failure to keep pace with technological innovation could render Tutiaz's offerings obsolete.

Regulatory Compliance. The online education sector is increasingly subject to government regulations and standards. Changes in laws or regulations, or failure to comply with existing ones, could result in fines, legal actions, or the inability to operate in certain jurisdictions.

Dependency on Internet Infrastructure. Tutiaz's operations are heavily reliant on internet infrastructure. Any disruptions in internet services, cybersecurity threats, or data breaches could significantly impact the company's operations and reputation.

Intellectual Property Risks. The industry faces issues related to intellectual property rights and content piracy. Tutiaz must effectively manage and protect its intellectual property while respecting the rights of others. Any legal disputes could result in substantial costs and distract management.

Market Acceptance. The success of Tutiaz depends on market acceptance of online learning platforms. Shifts in consumer preferences or the educational sector's resistance to online solutions could negatively impact the demand for Tutiaz's services.

Global Market Risks. As an online platform, Tutiaz may attract a global user base, exposing it to risks associated with international operations, such as currency fluctuations, differing legal environments, and geopolitical uncertainties.

Revenue Model Risks Tutiaz's revenue model, based on subscriptions or service fees, may be subject to fluctuations due to market trends, customer retention rates, and the ability to attract new customers.

Economic Downturns. The industry is sensitive to economic cycles. During economic downturns, clients may reduce or delay spending on e-learning platforms, impacting Tutiaz's revenue and growth prospects.

Reputation and Brand Risk. The success of Tutiaz heavily relies on its brand reputation. Any negative publicity, whether justified or not, could damage its reputation and affect user trust and business prospects.

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.



New Generation Consumer Group, Inc.

OFFERING STATEMENT

992 Units of SECURITY at $125 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	80	$10,000	$9,200
Maximum Amount	992	$124,000	$114,080

If we make mistakes or have unforeseen things happen to us, our suppliers, partners, vendors, etc, or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:

Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

THE OFFERING

9.   What is the purpose of this offering?

General operating capital and development.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,000.00**	**$124,000**
Less: Portal Success Fee of 8%	$800.00	$9,920.00
Net Proceeds	**$9,200.00**	**$114,080.00**
Use of Net Proceeds		
Legal	$2,000.00	$5,000.00
Accounting and Audit	$2,000.00	$5,000.00
Marketing efforts and operational expenses, such as web hosting and minor platform enhancements	$4,200.00	$30,000.00
General Operating Capital	$1,000.00	$74,080.00
Total Use of Net Proceeds	**$9,200.00**	**$114,080.00**

The above figures are estimates and may change due to strategic, economic, and/or other factors. The Company has discretion to alter the use of proceeds as set forth above under the following circumstances: At the issuer's discretion, we may amend or deviate from the above use of proceeds in response to unforeseen developments, in order to engage in new opportunities as they become available, or otherwise in order to act or react to situations or opportunities that were otherwise



New Generation Consumer Group, Inc.
300 Delaware Ave. Suite 210
Wilmington, DE 19801
+1 302-587-8719

Tutiaz

New Generation Consumer Group, Inc.

OFFERING STATEMENT

992 Units of SECURITY at $125 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	80	$10,000	$9,200
Maximum Amount	992	$124,000	$114,080

unavailable or not considered prior to the raise that the management believes to be in the best interest of the company. Finally, in response to any unforeseen act of government or nature that might arise.

11. How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds have been reached, and the company decides to close the offerings, the company has engaged a transfer agent Securities Transfer Corporation to transfer the Securities to the newly acquired security holders.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned to the investor(s).

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

The securities being offered are Units. Each Unit consists of one (1) Note which are "Principal Protected Simple Agreements for Future Equity" ("PP SAFE Notes").

Each Unit is $125.



New Generation Consumer Group, Inc.
300 Delaware Ave. Suite 210
Wilmington, DE 19801
+1 302-587-8719

Tutiaz

New Generation Consumer Group, Inc.

OFFERING STATEMENT

992 Units of SECURITY at $125 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	80	$10,000	$9,200
Maximum Amount	992	$124,000	$114,080

Each PP SAFE Note will convert into common shares on the 366th day following the date of the close of the offering in the Company on the following basis:

1. If the average volume weighted closing price (VWAP) of the stock for the previous five trading days is $0.00125 or less, the funds invested will convert into common stock at a price which is a 30% discount from the VWAP. For example, if the VWAP is $0.010, an investor will receive the number of shares represented by the amount of his/her Note priced at $0.007 (a 30% discount from $0.001).

2. If the VWAP is $0.00125 or more, the funds invested will convert into common stock at a price of $0.00125.

   In addition, bonus shares are offered for larger investment amounts on the following basis: An investment of $5,000 to $14,999 will receive 25% Bonus Shares on conversion; an investment of $15,000 to $24,999 will receive 37.5% Bonus Shares on conversion; and an investment of $25,000 or more will receive 50% Bonus Shares on conversion.

   Fractional shares will round up to the nearest whole share.

14. Do the securities offered have voting rights? ☑ Yes ☐ No

15. Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No

16. How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: **The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.**

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.



New Generation Consumer Group, Inc.
300 Delaware Ave. Suite 210
Wilmington, DE 19801
+1 302-587-8719

Tutiaz

New Generation Consumer Group, Inc.

OFFERING STATEMENT

992 Units of SECURITY at $125 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	80	$10,000	$9,200
Maximum Amount	992	$124,000	$114,080

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				
Class A-2 Preferred Stock	1,000,000	1,000,000	Yes ☑ No ☐	Yes ☑ No ☐ Specify: 1,000 votes per 1 preferred share
Common Stock:				
	2,000,000,000	1,321,272,777	Yes ☑ No ☐	Yes ☐ No ☑ Specify:

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Class A-2 Preferred Stock converts at a ratio of 1000:1

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As the holder(s) of a majority of the voting rights in the company, our majority shareholder(s) may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder(s) may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.



New Generation Consumer Group, Inc.

OFFERING STATEMENT

992 Units of SECURITY at $125 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	80	$10,000	$9,200
Maximum Amount	992	$124,000	$114,080

Shares of the company are available on OTC Markets. As of January 21, 2024 the lowest trading price during the current month of January was a high of $0.0021 and a low of $0.0012 per share.

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the



New Generation Consumer Group, Inc.
New Generation Consumer Group, Inc.
OFFERING STATEMENT

992 Units of SECURITY at $125 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	80	$10,000	$9,200
Maximum Amount	992	$124,000	$114,080

Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

The Company has no material indebtedness at this time.

25. What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years. other than issue securities for services under the normal course of business.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.

No.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? Yes, the company has had an operating history.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources, and historical results of operations.

The financial condition of the issuer, including, to the extent material, liquidity, capital resources, and historical results of operations is discussed in the notes following the financials..



New Generation Consumer Group, Inc.
300 Delaware Ave. Suite 210
Wilmington, DE 19801
+1 302-587-8719

Tutiaz

New Generation Consumer Group, Inc.

OFFERING STATEMENT

992 Units of SECURITY at $125 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**80**	**$10,000**	**$9,200**
Maximum Amount	**992**	**$124,000**	**$114,080**

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since

1:39 PM
05/17/23
Accrual Basis

New Generation Consumer Group, Inc
Balance Sheet Prev Year Comparison
As of December 31, 2022

	Dec 31, 22	Dec 31, 21
ASSETS		
Current Assets		
Checking/Savings	0.00	0.00
Accounts Receivable	0.00	0.00
Other Current Assets	0.00	0.00
Total Current Assets	0.00	0.00
Fixed Assets	0.00	0.00
Other Assets	0.00	0.00
TOTAL ASSETS	**0.00**	**0.00**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	150.00	0.00
Credit Cards	0.00	0.00
Other Current Liabilities	8,154.00	3,654.00
Total Current Liabilities	8,304.00	3,654.00
Long Term Liabilities	0.00	0.00
Total Liabilities	8,304.00	3,654.00
Equity		
Capital Stock	1,321,273.00	669,273.00
Dividends Paid	0.00	0.00
Opening Balance Equity	0.00	0.00
Preferred Stock	1,000.00	1,000.00
Retained Earnings	-673,927.00	-714,973.39
Net Income	-656,650.00	41,046.39
Total Equity	-8,304.00	-3,654.00
TOTAL LIABILITIES & EQUITY	**0.00**	**0.00**

inception, if shorter:



New Generation Consumer Group, Inc.
300 Delaware Ave. Suite 210
Wilmington, DE 19801
+1 302-587-8719

Tutiaz

New Generation Consumer Group, Inc.

OFFERING STATEMENT

992 Units of SECURITY at $125 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	80	$10,000	$9,200
Maximum Amount	992	$124,000	$114,080

1:40 PM
05/17/23
Accrual Basis

New Generation Consumer Group, Inc
Profit & Loss Prev Year Comparison
January through December 2022

	Jan - Dec 22	Jan - Dec 21
Ordinary Income/Expense		
Income	0.00	0.00
Cost of Goods Sold	0.00	0.00
Gross Profit	0.00	0.00
Expense		
Automobile Expense	0.00	0.00
Bank Service Charges	0.00	0.00
Computer and Internet Expenses	0.00	0.00
Depreciation Expense	0.00	0.00
Dues and Subscriptions	3,650.00	3,500.00
Insurance Expense	0.00	0.00
Interest Expense	0.00	0.00
Meals and Entertainment	0.00	0.00
Office Supplies	0.00	0.00
OTC Fees	0.00	0.00
Payroll Expenses	0.00	0.00
Penalty	0.00	0.00
Professional Fees	653,000.00	44,115.00
Rent Expense	0.00	0.00
Repairs and Maintenance	0.00	0.00
Taxes	0.00	0.00
Telephone Expense	0.00	0.00
Travel Expense	0.00	0.00
Utilities	0.00	0.00
Total Expense	656,650.00	47,615.00
Net Ordinary Income	-656,650.00	-47,615.00
Other Income/Expense	0.00	88,661.39
Net Income	**-656,650.00**	**41,046.39**



New Generation Consumer Group, Inc.
300 Delaware Ave. Suite 210
Wilmington, DE 19801
+1 302-587-8719

Tutiaz

New Generation Consumer Group, Inc.

OFFERING STATEMENT

992 Units of SECURITY at $125 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	80	$10,000	$9,200
Maximum Amount	992	$124,000	$114,080

1:41 PM
05/17/23
Accrual Basis

New Generation Consumer Group, Inc
Profit & Loss Prev Year Comparison
October through December 2022

	Oct - Dec 22	Oct - Dec 21
Ordinary Income/Expense		
Income	0.00	0.00
Cost of Goods Sold	0.00	0.00
Gross Profit	0.00	0.00
Expense		
Automobile Expense	0.00	0.00
Bank Service Charges	0.00	0.00
Computer and Internet Expenses	0.00	0.00
Depreciation Expense	0.00	0.00
Dues and Subscriptions	150.00	3,500.00
Insurance Expense	0.00	0.00
Interest Expense	0.00	0.00
Meals and Entertainment	0.00	0.00
Office Supplies	0.00	0.00
OTC Fees	0.00	0.00
Payroll Expenses	0.00	0.00
Penalty	0.00	0.00
Professional Fees	35,000.00	42,115.00
Rent Expense	0.00	0.00
Repairs and Maintenance	0.00	0.00
Taxes	0.00	0.00
Telephone Expense	0.00	0.00
Travel Expense	0.00	0.00
Utilities	0.00	0.00
Total Expense	35,150.00	45,615.00
Net Ordinary Income	-35,150.00	-45,615.00
Other Income/Expense	0.00	0.00
Net Income	**-35,150.00**	**-45,615.00**



New Generation Consumer Group, Inc.
300 Delaware Ave. Suite 210
Wilmington, DE 19801
+1 302-587-8719

Tutiaz

New Generation Consumer Group, Inc.

OFFERING STATEMENT

992 Units of SECURITY at $125 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	80	$10,000	$9,200
Maximum Amount	992	$124,000	$114,080

1:41 PM

05/17/23

New Generation Consumer Group, Inc
Statement of Cash Flows
January through December 2022

	Jan - Dec 22
OPERATING ACTIVITIES	
Net Income	-656,650.00
Adjustments to reconcile Net Income to net cash provided by operations:	
Prepaid Income Tax	0.00
Accounts Payable	150.00
Due to Related Party - CC	4,500.00
Due to related party - Pere	0.00
Loan Payable	0.00
Payroll Liabilities	0.00
Net cash provided by Operating Activities	-652,000.00
INVESTING ACTIVITIES	
Computer	0.00
Computer:Accumulated Depreciation	0.00
Furniture and Equipment	0.00
Net cash provided by Investing Activities	0.00
FINANCING ACTIVITIES	
Capital Stock	652,000.00
Dividends Paid	0.00
Opening Balance Equity	0.00
Preferred Stock	0.00
Retained Earnings	0.00
Net cash provided by Financing Activities	652,000.00
Net cash increase for period	0.00
Cash at beginning of period	0.00
Cash at end of period	**0.00**



New Generation Consumer Group, Inc.

OFFERING STATEMENT

992 Units of SECURITY at $125 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	80	$10,000	$9,200
Maximum Amount	992	$124,000	$114,080

1:42 PM
05/17/23

New Generation Consumer Group, Inc
Statement of Cash Flows
October through December 2022

	Oct - Dec 22
OPERATING ACTIVITIES	
Net Income	-35,150.00
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Prepaid Income Tax	0.00
Accounts Payable	150.00
Due to Related Party - CC	1,000.00
Due to related party - Pere	0.00
Loan Payable	0.00
Payroll Liabilities	0.00
Net cash provided by Operating Activities	-34,000.00
INVESTING ACTIVITIES	
Computer	0.00
Computer:Accumulated Depreciation	0.00
Furniture and Equipment	0.00
Net cash provided by Investing Activities	0.00
FINANCING ACTIVITIES	
Capital Stock	34,000.00
Dividends Paid	0.00
Opening Balance Equity	0.00
Preferred Stock	0.00
Retained Earnings	0.00
Net cash provided by Financing Activities	34,000.00
Net cash increase for period	0.00
Cash at beginning of period	0.00
Cash at end of period	**0.00**



New Generation Consumer Group, Inc.
300 Delaware Ave. Suite 210
Wilmington, DE 19801
+1 302-587-8719

Tutiaz

New Generation Consumer Group, Inc.

OFFERING STATEMENT

992 Units of SECURITY at $125 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**80**	**$10,000**	**$9,200**
Maximum Amount	**992**	**$124,000**	**$114,080**

New Generation Consumer Group, Inc.

STATEMENT OF STOCKHOLDERS' EQUITY

For the period ended March 31, 2023

	Number of Common Shares	Par Value of Common Stock	Number of Preferred Shares	Par Value of Preferred Stock	Additional Paid in Capital	Accumulated Deficit	Total Shareholder's Equity
BALANCE AT DECEMBER 31, 2018	470,312,225	$ 470,312	1,000,000	1,000		$ -709,086	$ -237,774
Net Loss - 2019						-1,658	-1,658
BALANCE AT DECEMBER 31, 2019	470,312,225	$ 470,312	1,000,000	1,000		$ -710,744	$ -239,432
Net Loss - 2020						-4229	-4229
BALANCE AT DECEMBER 31, 2020	470,312,225	$ 470,312	1,000,000	1,000		$ -714,973	$ -243,661
Net Loss - 2021	198,960,552	198,961				41,046	240,007
BALANCE AT December 31, 2021	669,272,777	$ 669,273	1,000,000	1,000		$ -673,927	$-3,654
Net loss - 2022	652,000,000	652,000				-656,650	-4,650
BALANCE AT December 31, 2022	1,321,272,777	1,321,273	1,000,000	1,000		-1,330,577	$-8,304
Net Loss – 2023						-2,600	-2,600
Balance at March 31, 2023	1,321,272,777	$ 1,321,273	1,000,000	1,000		-1,333,177	-10,904



New Generation Consumer Group, Inc.
300 Delaware Ave. Suite 210
Wilmington, DE 19801
+1 302-587-8719

New Generation Consumer Group, Inc.

OFFERING STATEMENT

992 Units of SECURITY at $125 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	80	$10,000	$9,200
Maximum Amount	992	$124,000	$114,080

NEW GENERATION CONSUMER GROUP, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For The

Period Ended December 31, 2022

NOTE 1: THE COMPANY AND THE SIGNIFICANT ACCOUNTING POLICIES

The Company

Prior to rebranding with www.tutiaz in 2024, New Generation Consumer Group, Inc. (or the “Company”) The company's main activity is investing in and merging with companies in the BIOTECH, MEDICAL, and PHARMACEUTICAL industries, which have high growth potential and solid revenues. In addition, due to the successful expertise of two members of our Board, the Company will engage in complementary activities such as creating the largest Online Business School in LATAM and Florida applying ARTIFICIAL INTELLIGENCE 4.0, as well as acquiring several restaurants and billiard rooms throughout the East Coast of the USA + several Real Estate properties in top locations of the South of Europe.

Basis of presentation

The unaudited consolidated financial statements of the Company have been prepared in accordance with the U.S. Generally Accepted Accounting Principles (“U.S. GAAP”).

NOTE 2: STOCKHOLDERS EQUITY

As of December 31, 2022, and December 31, 2021, the Issuer’s outstanding and authorized common shares and shareholders were approximately as follows:

(i) December 31, 2022

(ii) 750,000,000 shares of common stock authorized

(iii) 669,272,777 shares of common stock outstanding

(iv) 178,418,849 common shares were free trading;

(v) 272 shareholders of record

(i) December 31, 2021

(ii) 750,000,000 shares of common stock authorized

(iii) 625,312,225 shares of common stock outstanding



New Generation Consumer Group, Inc.
300 Delaware Ave. Suite 210
Wilmington, DE 19801
+1 302-587-8719

Tutiaz

New Generation Consumer Group, Inc.

OFFERING STATEMENT

992 Units of SECURITY at $125 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	80	$10,000	$9,200
Maximum Amount	992	$124,000	$114,080

(iv) 178,418,849 common shares were free trading;

(v) 272 shareholders of record

Item 4 Management's Discussion and Analysis or Plan of Operation.

Management's Discussion and Analysis of Financial Condition and Results of Operations, which we refer to as MD&A, is intended to help the reader understand NEW GENERATION CONSUMER GROUP, INC., our operations and our present business environment. MD&A is provided as a supplement to, and should be read in conjunction with, our financial statements and the accompanying notes for the period ended December 31, 22.

Business Overview

New Generation Consumer Group, Inc. (or the "Company") The company's main activity is investing in and merging with companies in the BIOTECH, MEDICAL, and PHARMACEUTICAL industries, which have high growth potential and solid revenues. In addition, due to the successful expertise of two members of our Board, the Company will engage in complementary activities such as creating the largest Online Business School in LATAM and Florida applying ARTIFICIAL INTELLIGENCE 4.0, as well as acquiring several restaurants and billiard rooms throughout the East Coast of the USA + several Real Estate properties in top locations of the South of Europe.

Item 5 Legal Proceedings.

None

Item 6 Defaults on Senior Securities.

None.

Item 7 Other Information.

Management will be transferring and we will be making the appropriate filings to the OTC.

A principal executive officer certifying financial statements as described above must provide the following certification**:



New Generation Consumer Group, Inc.
300 Delaware Ave. Suite 210
Wilmington, DE 19801
+1 302-587-8719

Tutiaz

New Generation Consumer Group, Inc.

OFFERING STATEMENT

992 Units of SECURITY at $125 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	80	$10,000	$9,200
Maximum Amount	992	$124,000	$114,080

CERTIFICATION

Principal Executive Officer:

The issuer shall include certifications by the chief executive officer and chief financial officer of the issuer (or any other persons with different titles but having the same responsibilities) in each Quarterly Report or Annual Report.

The certifications shall follow the format below:

I, Lucia Oliveira certify that:

1. I have reviewed this Disclosure Statement for New Generation Consumer Group, Inc.;
2. Based on my knowledge, this disclosure statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this disclosure statement; and
3. Based on my knowledge, the financial statements, and other financial information included or incorporated by reference in this disclosure statement, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this disclosure statement.

06.01.23 [Date]

/s/ Lucia Oliveira [CEO's Signature]

(Digital Signatures should appear as "/s/ [OFFICER NAME]")

Principal Financial Officer:

I, Lucia Oliveira certify that:

1. I have reviewed this Disclosure Statement for New Generation Consumer Group, Inc.;
2. Based on my knowledge, this disclosure statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this disclosure statement; and
3. Based on my knowledge, the financial statements, and other financial information included or incorporated by reference in this disclosure statement, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this disclosure statement.

06.01.23 [Date]

/s/ Lucia Oliveira [CFO's Signature]

(Digital Signatures should appear as "/s/ [OFFICER NAME]")



New Generation Consumer Group, Inc.
300 Delaware Ave. Suite 210
Wilmington, DE 19801
+1 302-587-8719

New Generation Consumer Group, Inc.

OFFERING STATEMENT

992 Units of SECURITY at $125 per Unit

	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**80**	**$10,000**	**$9,200**
Maximum Amount	**992**	**$124,000**	**$114,080**

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
(i) at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
(B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
(C) engaging in savings association or credit union activities? ☐ Yes ☑ No
(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

If Yes to any of the above, explain:

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:





New Generation Consumer Group, Inc.
300 Delaware Ave. Suite 210
Wilmington, DE 19801
+1 302-587-8719

Tutiaz
New Generation Consumer Group, Inc.

OFFERING STATEMENT

992 Units of SECURITY at $125 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	80	$10,000	$9,200
Maximum Amount	992	$124,000	$114,080

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☑ No

If Yes, explain:

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

(1) any other material information presented to investors; and
(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Updating offering to meet new regulations.

If the rules of Regulation Crowdfunding are changed while this offering is live, we may amend the offering to be in line with the new rules.

Amending offering to $5M maximum.

On November 2nd 2020, the SEC announced that they voted to expand Regulation Crowdfunding limits from $1.07 million per year to $5 million per year by including Audited Financials. These rules took effect on March 15th, 2021. We may elect to amend our offering to include Audited Financials and adjust the Offering Maximum to $5,000,000.



New Generation Consumer Group, Inc.
300 Delaware Ave. Suite 210
Wilmington, DE 19801
+1 302-587-8719

Tutiaz

New Generation Consumer Group, Inc.

OFFERING STATEMENT

992 Units of SECURITY at $125 per Unit	# Of Units	Total Proceeds	Net Proceeds
Target Offering	80	$10,000	$9,200
Maximum Amount	992	$124,000	$114,080

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. Once posted, the annual report may be found on the issuer's website at:www.tutiaz.com/annualreport

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3) the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.

* * * * *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10. Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;
(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and
(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days